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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67307

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mitre Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1504 North Main Street
(No. and Street)

Crown Point	IN	46307
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Kurtis (219) 661-9400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue,	Blue Island,	Illinois	60406
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section

MAR 02 2009

Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/17

OATH OR AFFIRMATION

I, Chris Kurtis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mitre Group, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

KIMBERLY S. WELLS
NOTARY PUBLIC
SEAL
STATE OF INDIANA
MY COMMISSION EXPIRES November 01, 2015

[Signature]
Signature

Principal
Title

[Signature: Kimberly S. Wells]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

MITRE GROUP, LLC

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2008

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Members of
Mitre Group, LLC

We have audited the accompanying statement of financial condition of Mitre Group, LLC as of December 31, 2008 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Mitre Group, LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
February 17, 2009

MITRE GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash	$ 480
Receivable from broker/dealers	48,773
Other	2,327
TOTAL ASSETS	$ 51,580

LIABILITIES AND MEMBERS' CAPITAL

Liabilities	
Commissions payable and other liabilities	$ 14,378
Members' Capital	$ 37,202
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 51,580

The accompanying notes are an integral part of this financial statement.

MITRE GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2008

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company, a limited liability company, was organized in the state of Indiana on January 17, 2006. The duration of the Company is perpetual. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Concentration of Risk - The Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2008 the Company's net capital and required net capital were $32,026 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 45%.

NOTE 3 - OPERATING AGREEMENT

Certain provisions of note contained in the operating agreement are:

With the exception of special allocations, as they are defined in the operating agreement, net income, net loss and/or capital gains of the Company shall be allocated to members according to their respective percentage of membership interest.

Specified actions of the Company may be approved or disapproved by an affirmative vote of two thirds of the membership interests. These actions include, but are not limited to: the amendment of the operating agreement; the dissolution of the Company; and the removal or election of a managing member. Other provisions of the operating agreement provide that the distribution of available cash, as it is defined in the operating agreement, shall be made at least 60 days after the Company's fiscal year end.

With regard to amendments to the operating agreement, the duties of the managing member shall not be increased nor the economic rights of the managing member be diminished, without the consent of the affected managing member.

Approval of the managing member is required to withdraw as a member from the Company. In addition, the operating agreement requires certain other conditions to be met prior to the transfer of any or all of Member's interest.

The foregoing is a synopsis of significant provisions contained in the operating agreement. Financial statement readers should take no actions before reading the operating agreement in its entirety.

NOTE 4 - INCOME TAXES

As a limited liability company, the Company files as an S Corporation for federal and state income tax purposes. Income taxes are therefore the responsibility of the individual members of the Company.

NOTE 5 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK

On February 28, 2006, the Company entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby that Clearing Broker/dealer will execute and clear securities transactions for the Company on a fully disclosed basis. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. The initial term of the agreement is three years and will automatically renew for additional one year terms unless the Company sends written notification 45 days prior to the end of the current term. The Company is required to maintain a $30,000 deposit with the Clearing Broker/dealer to assure the Company's performance under the agreement and is subject to a $2,500 minimum monthly clearing fee charged by the Clearing Broker/dealer. The Company is also not permitted to enter into an agreement with any other clearing broker/dealer unless the Company receives written consent from their Clearing Broker/dealer.

Further provisions of the agreement state that the Company is to be held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

NOTE 6 - COMMITMENT

On September 1, 2007, the Company entered into an agreement for software services with an initial term of two years. The agreement is automatically renewable for additional two year terms, unless 60 days written notice is given prior to the expiration of the current term. There were no expenditures relating to this agreement for the year ended December 31, 2008. The remaining minimum annual payments pursuant to this agreement for the current term, excluding any additional charges, are $8,000 for the year ending December 31, 2009.

NOTE 7 - RELATED PARTIES

Through common ownership and management the Company is affiliated with The Mitre Group, Inc. (MGI), Mitre Group Real Estate, LLC, Classic Mortgage Solutions, Crown Mortgage Solutions, LLC, Crown Insurance Group, LLC, Mitre Group Travel, LLC, Crown Tax and Business, LLC, CP Sports and Voice of Macedonia.

MGI has incurred certain overhead expenses of the Company including office space and administrative services. The Company has reimbursed MGI a total of $46,898 and has allocated this amount on the statement of income as follows:

Administrative Services	$ 28,210
Occupancy	8,440
Other	10,248
Total	$ 46,898

An additional $8,800 in expenses has been incurred by MGI for which reimbursement has not been made by the Company and is not required. No amounts are owed to MGI at December 31, 2008.